555 Twelfth Street, NW
Washington, DC 20004-1206

September 15, 2011

Kathryn McHale

Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FNB United Corp.

Registration Statement on Form S-4

File No. 333-176357

Dear Ms. McHale:

On behalf of FNB United Corp. we are writing in response to additional comments issued orally by the Staff on September 9, 12 and 13, 2011. To facilitate the Staff’s review, we have restated the comments and provided our responses below.

What are the federal income tax consequences of the Merger, page 9

1.	Please provide a copy of the Section 382 tax opinion as an exhibit to the registration statement or advise us why such an opinion should not be required.

The Staff has requested that we include a copy of the Section 382 tax opinion as an exhibit to the registration statement. We respectfully disagree that such a filing is required or appropriate under the current circumstances.

In general, net operating loss carryforwards and other deferred tax assets can be used to offset future taxable income. However, Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), may limit the ability to use such losses as a result of ownership changes that have occurred previously or that could occur in the future. In general, an ownership change, as defined by

Kathryn McHale

September 15, 2011

Section 382 of the Code, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period.

Unlike a tax opinion regarding the tax free nature of a transaction, an opinion regarding the preservation of loss carryforwards and other deferred tax assets does not affect the tax consequences of the transaction to investors. Instead, a Section 382 opinion is used by a corporation to support a tax reporting position or the accounting treatment of the deferred tax assets. Delivery of the Section 382 opinion is just one of many conditions to the closing of the transactions. If the delivery fails, the party benefitting from the condition may choose to terminate the contract without liability. Alternatively, that party may decide to waive the failed condition and “close over it.” In other words, delivery of a Section 382 opinion is no different than any of the other closing conditions, including receipt of regulatory approvals, delivery of accountants’ comfort letters or other legal opinions, and similar third party deliveries. In each case, investors make an investment decision based on what or might not happen in the future prior to a closing. We believe that the Section 382 condition, as well as other conditions like bank regulatory approvals, are adequately disclosed in the joint proxy statement/prospectus.

We also note that the delivery of the Section 382 opinion is not otherwise required to support the financial condition of the issuer. Currently, FNB United’s loss carryforwards and other deferred tax assets are not included and, at the closing will not be included, in bank regulatory capital calculations. Moreover, both the current and pro forma financial statements included in the joint proxy statement/prospectus reflect no book value for the deferred tax assets as management has placed a nearly full reserve against them, concluding that it is more likely than not that the deferred tax assets will not be realized. Tripping the Section 382 change in control limitation will not affect a current investor’s GAAP book value per share. At best, the availability of net operating loss carryforwards and other deferred tax assets will become an issue only if the combined company generates taxable income in the future.

The filing of a Section 382 opinion also is impractical as part of the joint proxy statement/prospectus. Because of the three-year look-back, a Section 382 opinion can be provided only at a specific, fixed point in time. In connection with the Recapitalization, that point of time is in the future, immediately prior to the closing. Whether the opinion can be delivered at closing will be influenced by

Kathryn McHale

September 15, 2011

events outside the control of the parties between now and then. Changes in the issuer’s stock ownership between now and the closing, for example, unrelated to the transactions, could cause the Section 382 limits to come into play and make it impossible for KPMG to deliver the required opinion. In other words, any opinion delivered today on speculative, future Section 382 events would contain so many caveats and assumptions regarding the absence of ownership changes so as to make it meaningless, and thus immaterial, to investors.

Finally, and of most relevance, consummation of the transactions almost certainly is the only means for current shareholders to preserve any value in their shares of stock. From their perspective, they have no interest in the Section 382 opinion condition as such—and it is not material to them whether the transaction is closed with the condition satisfied or is closed with the condition not being satisfied if waived by the parties.

Financial Projections for the Combined Company, page 68

2.	Please delete the disclaimer in the second paragraph relating to the projections.

We have deleted the identified language.

3.	Please advise whether the Board of FNB United received projections from Granite and, if so, disclose that fact and summarize information regarding revenue, income and income per share.

Because of the financial condition of each of the two companies, neither could survive on a stand-alone basis. In each case, the alternative to the current transaction is receivership for the bank subsidiaries and bankruptcy for the holding companies. Under these circumstances, management did not have a reasonable basis for stand-alone, multi-year projections. Any such projections would have been speculative and included assumptions and qualifications for which there could be no support. FNB United, working with its outside consultants, developed projections for the combined company after giving effect to the merger and recapitalization. Those combined company projections appeared in the materials that KBW provided to the Granite board of directors. While we do not believe that these projections are material to a stockholder’s decision in connection this transaction, we have provided the combined company

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September 15, 2011

projections in the joint proxy statement/prospectus. In addition, we have added the projected per share data as requested by the Staff.

4.	For FNB United, in addition or in lieu of projected assets and gross loans, please disclose two years of revenue, income and income per share projections.

Please see our response to comment number 3 above.

Board Materials

5.	In the materials provided to the Boards of Directors, there is a reference to a confidential chief operating position. Please advise regarding the status of this position.

Such a position is no longer contemplated.

Exhibits

6.	Please refile the conformed copies of the final legal opinions as exhibits to the registration statement.

We have complied with the Staff’s comment.

Financial Statement

7.	Discontinued Operations.

After discussions with the Staff and reviewing the guidance in the Division of Corporation Finance Financial Reporting Manual, FNB United has decided to recast prior period financial statements in the joint proxy statement/prospectus to take into account the effect of discontinued operations.

* * * * *

In connection with these responses, FNB United acknowledges that:

•	FNB United is responsible for the adequacy and accuracy of the disclosures in the filing;

Kathryn McHale

September 15, 2011

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FNB United may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

If you have any questions or require additional information, please contact me a 202-942-5124.

Sincerely,

Richard E. Baltz